EXHIBIT 17



ARTHUR L. GOESCHEL
Consultant


                                March 19, 1997



Mr. Andrew Smith                          Bernard McNamee, Esq.
Chief Executive Officer                   General Counsel
Rexene Corporation                        Rexene Corporation
Suite 500, Occidental Tower               Suite 500, Occidental Tower
5005 LBJ Freeway                          5005 LBJ Freeway
Dallas, TX  75244                         Dallas, TX  75244

Gentlemen:

I have served on the Board of Directors ("Board") of Rexene Corporation ("Company") for many years and was the Chairman of the Board for over four and one-half years. During my tenure on the Board, I believe that I have always served the best interest of the Company's shareholders and carried out my fiduciary obligations to them in a manner which I believed was, and is, to the best of my ability and judgment. It is in this context that I must now resign my position as a director of the Company due to actions that have been taken by the Board of the Company, which I believe are not in the best interest of the Company's shareholders.

The Board has recently approved the borrowing of Thirty Five Million Dollars ($35,000,000) and will, in the near future, ask the shareholders to approve the Issuance of preferred stock, which will generate an additional Fifty Million Dollars ($50,000,000). The $35,000,000 in borrowed funds is to be used to conduct an immediate stock buy-back program ("Program"), and the $50,000,000 from the issuance of the preferred stock will also be used for the Program at a later date. The Program will be conducted in such a manner so as to purchase the stock of individuals or groups that have indicated their intention to vote for the removal of the Company's current Board at a Special Meeting of Shareholders of the Company to be held on April 30, 1997. The intent of the Program has been made clear to me at several meetings of the Board and, in my opinion, as confirmed by statements made by certain of the Company's financial advisors will be targeted and therefore will serve no purpose other than to entrench the current Board, some of whom are also executives of the Company. I am not opposed to stock repurchase programs that are designed to enhance shareholder value. I cannot, however, rationalize how a targeted stock repurchase program, designed to benefit a group of shareholders who have expressed dissatisfaction with the current Board concerning their inability or sincere desire to sell the Company at a fair and reasonable price, is anything other than an attempt to entrench the current Board at the expense of those shareholders who are remaining after the Program is executed. The Company, if the full Program is executed, will have an additional $85,000,000 in obligations, either in loans or preferred stock obligations, and will have in its Treasury, stock possibly repurchased at a price that is at or near the highest price the stock has traded for in the last several years. This action is particularly inappropriate in view of the Company's press release on March 19, 1997, indicating that the operating earnings for the first quarter will be very weak. These results, the taking on of additional debt, and the cost of the Treasury stock in a period of poor operating earnings, will be the aftermath of the Program designed, in my opinion and confirmed to me at several Board meetings, to eliminate those shareholders who are attempting to unseat the current Board and to replace them with directors who, in their opinion, will realize a fair and reasonable price for the Company, which will benefit all shareholders.

The actions taken by the current Board, as outlined in this letter, have caused me to resign my position as a director of the Company, which I believe is my only alternative if I am to fulfill my fiduciary obligations to the Company's shareholders. This decision on my part was not arrived at easily, but only after very serious thought and consultation with counsel. As you know, my position on this subject has been made very clear in the numerous Rexene board meetings that have taken place over the last weeks. I hereby request that the Company publicly disclose my resignation from the Board with a complete and accurate description of the reasons therefor.

                                          Sincerely,

                                          /s/ Arthur L. Goeshel

                                          Arthur L. Goeschel







NYFS05...:\38\69638\0004\1530\LTR3277P.580